UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On July 27, 2015, the registrant announced its unaudited financial results for the second quarter ended June 30, 2015. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the possibility that the registrant will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s efforts in building and monetizing its platform business will not be successful, the possibility that the registrant’s investment in the Dolphin Browser will not produce hoped-for benefits to the registrant, including enhancements to the registrant’s efforts in building its platform business, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the second quarter ended June 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: July 28, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the second quarter ended June 30, 2015.

Exhibit 99.1

Changyou Reports Second Quarter 2015 Unaudited Financial Results

Beijing, China, July 27, 2015– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total revenues were US$202 million, representing an increase of 14% year-over-year and a decrease of 3% quarter-over-quarter, exceeding guidance by $12 million.(1)

•	Online game revenues were US$172 million, representing an increase of 12% year-over-year and a decrease of 7% quarter-over-quarter, exceeding guidance by $7 million.(1)

•	Non-GAAP (2) net income attributable to Changyou.com Limited was US$52 million, exceeding guidance (1) by US$17 million. This compares with US$52 million in the first quarter of 2015 and US$2 million in the second quarter of 2014.

•	Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS (3) was US$0.95. This compares with US$0.97 in the first quarter of 2015 and US$0.04 in the second quarter of 2014.

Mr. Dewen Chen, Co-CEO, commented “TLBB PC once again delivered to our expectations and we continue to ensure in-game balance and user stability. TLBB 3D mobile game is in its ninth month of operation and we endeavor to extend its lifespan through regular issuances of expansion packs. We are pleased with the success that our flagship games TLBB PC and TLBB 3D have achieved in their respective markets and we remain committed to introducing more high quality games to the market.”

“We have achieved further margin improvements in our mobile platform business and we will continue to explore and experiment with new possibilities under effective cost controls,” added Mr. Chen.

Ms. Jasmine Zhou, CFO of Changyou concluded, “We are pleased to announce that our top line and bottom line exceeded our guidance by $12 million and $17 million respectively. The results include those of 7Road, as its divestment has not yet been completed. The management team remains focused on cultivating the best R&D environment under an efficient operation model.”

(1)	As noted in the Company’s report of results for the first quarter of 2015, the Company’s guidance for the second quarter of 2015 assumed that the sale of the Company’s 7Road business would be completed during that quarter. Therefore, expected results for 7Road for the second quarter were excluded from the Company’s second quarter guidance. However, as the sale has not yet been completed, the results of the 7Road business are included in the Company’s results for the second quarter as reported here. If the total revenues and net income of 7Road were deducted from the second quarter results, total revenues and online game revenues would be in line with the Company’s guidance and non-GAAP net income attributable to Changyou.com Limited would exceed the Company’s guidance.
(2)	Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”
(3)	Each ADS represents two Class A ordinary shares.

Second Quarter 2015 Operational Results

•	Total average monthly active accounts (4) of the Company’s MMO games were 4.4 million, representing a decrease of 36% year-over-year and 10% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were partially due to our continued efforts to shut down inauthentic accounts to ensure a balanced in-game environment for TLBB and were also a result of the natural progression of our older games.

•	Total average monthly active accounts of the Company’s mobile games were 5.7 million, representing an increase of more than three-fold year-over-year and 30% quarter-over-quarter. The year-over-year increase was due to the launch of TLBB 3D, Dashfire and Twin of Brothers. The quarter-over-quarter increase was a result of the new mobile games, Dashfire and Twin of Brothers, being launched in the quarter.

•	Total quarterly aggregate active paying accounts (5) of the Company’s MMO games were 1.1 million, representing a decrease of 21% year-over-year and flat quarter-over-quarter. The year-over-year decrease was a result of the natural progression of our older games.

•	Total quarterly aggregate active paying accounts of the Company’s mobile games were 1.4 million, representing an increase of more than ten-fold year-over-year and 56% quarter-over-quarter. The year-over-year increase was largely due to the launch of TLBB 3D, Dashfire and Twin of Brothers. The quarter-over-quarter increase was largely due to the launch of the new mobile games Dashfire and Twin of Brothers during the second quarter.

Second Quarter 2015 Unaudited Financial Results

Revenues

Total revenues were US$202 million, representing an increase of 14% year-over-year and a decrease of 3% quarter-over-quarter, exceeding guidance by $12 million (1).

Online game revenues were US$172 million, representing an increase of 12% year-over-year and a decrease of 7% quarter-over-quarter, exceeding guidance by $7 million (1). The year-over-year increase was mainly due to the launch of TLBB 3D in the fourth quarter of 2014. The quarter-over-quarter decrease was mainly due to a sequential decline in revenues from TLBB 3D consistent with the typical progression of a mobile game, partially offset by incremental revenues from Dashfire and Twin of Brothers, which were launched in the second quarter of 2015.

Online advertising revenues were US$15 million, representing an increase of 3% year-over-year and 57% quarter-over-quarter. The quarter-over-quarter increase was mainly due to a seasonal pickup typical for advertising in China in the second quarter of 2015.

Internet value-added services (“IVAS”) revenues increased 30% year-over-year and 6% quarter-over-quarter to US$6 million. The year-over-year increase was mainly due to increased revenues from new PC and mobile products including the Dolphin Browser, which was acquired in the third quarter of 2014.

Other revenues, which consist of cinema advertising revenues, increased 93% year-over-year and 3% quarter-over-quarter to US$8 million. The year-over-year and quarter-over-quarter increases reflected an upgrade in advertising resources as well as improvements made to the advertising sales function.

(4)	Average Monthly Active Accounts for a given period refers to the number of registered accounts that were logged in to these games at least once during the period.
(5)	Quarterly Aggregate Active Paying Accounts for a given period refers to the number of accounts from which game points are utilized at least once during the quarter.

Gross profit

GAAP and non-GAAP gross profit both increased 6% year-over-year and were flat quarter-over-quarter at US$142 million and US$143 million, respectively. GAAP and non-GAAP gross margin were 70% and 71%, respectively, compared with 69% for both in the first quarter of 2015 and 76% for both in the second quarter of 2014.

Both GAAP and non-GAAP gross profit of the online games business increased 4% year-over-year and decreased 5% quarter-over-quarter to US$128 million. Both GAAP and non-GAAP gross margin of the online games business were 75%, compared with 73% in the first quarter of 2015 and 80% in the second quarter of 2014. The year-over-year decrease in gross margin was mainly due to a change in the revenue mix as the Company launched new mobile games that typically require additional revenue-sharing payments.

Both GAAP and non-GAAP gross profit of the online advertising business increased 7% year-over-year and 92% quarter-over-quarter to US$12 million. Both GAAP and non-GAAP gross margin of the online advertising business were 79%, compared with 64% in the first quarter of 2015, and 75% in the second quarter of 2014. The quarter-over-quarter increase in gross margin was due to an increase in online advertising revenues as a result of a seasonal pickup typical for advertising in China in the second quarter of 2015.

Both GAAP and non-GAAP gross profit for the IVAS business were US$1 million. This compares with a gross loss of US$0.2 million in the first quarter of 2015, and a gross loss of US$0.4 million in the second quarter of 2014.

Both GAAP and non-GAAP gross profit of the other business were US$1 million. This compares with a gross profit of US$2 million in the first quarter of 2015 and a gross loss of US$0.1 million in the second quarter of 2014.

Operating expenses

Total operating expenses were US$97 million, representing a decrease of 31% year-over-year and an increase of 8% quarter-over-quarter.

Product development expenses were US$42 million, representing a decrease of 14% year-over-year and 7% quarter-over-quarter. The year-over-year decrease was mainly due to a reduction in salary and benefits as a result of a reduction in redundant workforce that was implemented in the fourth quarter of 2014 and the first quarter of 2015. The quarter-over-quarter decrease was mainly a result of an impairment charge that was recognized for a number of licensed PC games in the first quarter.

Sales and marketing expenses were US$33 million, representing a decrease of 52% year-over-year and an increase of 51% quarter-over-quarter. The year-over-year decrease was mainly due to a significant reduction in marketing and promotional spending for mobile internet products over the last three quarters, which was partially offset by an increase in marketing spending to promote new expansion packs and new games, including TLBB 3D, Dashfire and Twin of Brothers. The quarter-over-quarter increase was mainly due to an increase in marketing spending to promote the new expansion packs and new games launched in the second quarter of 2015.

General and administrative expenses were US$22 million, flat year-over-year and representing a decrease of 4% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to a reduction in severance payments and a reduction in salary and benefits expense as a result of a reduction in redundant workforce that was implemented in the first quarter of 2015.

Operating profit

Operating profit was US$45 million. This compares with an operating profit of US$53 million in the first quarter of 2015 and an operating loss of US$7 million in the second quarter of 2014.

Non-GAAP operating profit was US$52 million. This compares with a non-GAAP operating profit of US$56 million in the first quarter of 2015 and a non-GAAP operating loss of US$7 million in the second quarter of 2014. The year-over-year positive change resulted from a reduction in marketing and promotional spending for mobile Internet products, as well as an overall increase in operating efficiencies.

Income tax expense

In March 2015, the Company’s main operating entity in China was approved as a “2015 National High-Tech Enterprise” and, as a result, the entity is entitled to a preferential corporate income tax rate of 15% for the 2015 and 2016 tax years.

The Company recorded income tax expense of US$8 million in the second quarter of 2015. This compares with income tax expense of US$12 million in the first quarter of 2015 and an income tax benefit of US$2 million in the second quarter of 2014.

Net income

Net income was US$43 million. This compares with US$47 million in the first quarter of 2015 and US$2 million in the second quarter of 2014.

Non-GAAP net income was US$50 million. This compares with US$51 million in the first quarter of 2015 and US$2 million in the second quarter of 2014.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests was US$2 million and US$1 million, respectively, in the second quarter of 2015, compared with US$1 million in the first quarter of 2015, and US$0.4 million in the second quarter of 2014. Non-controlling interests represent the non-controlling interests in RaidCall and in MoboTap Inc. (“MoboTap”), the developer of the Dolphin Browser.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$45 million, compared with US$48 million in the first quarter of 2015 and US$2 million in the second quarter of 2014. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.84. This compares with US$0.91 in the first quarter of 2015 and US$0.04 in the second quarter of 2014.

Non-GAAP net income attributable to Changyou.com Limited was US$52 million. This compares with US$52 million in the first quarter of 2015 and US$2 million in the second quarter of 2014. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.95. This compares with US$0.97 in the first quarter of 2015 and US$0.04 in the second quarter of 2014.

Liquidity

As of June 30, 2015, Changyou had net cash (6) of US$568 million, compared with US$460 million as of December 31, 2014.

Operating cash flow for the second quarter of 2015 was a net inflow of US$72 million.

Other Business Developments

Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

As of June 30, 2015, Changyou had repurchased 807,246 Changyou ADSs under the share repurchase program at an aggregate cost of US$22 million. No ADSs were repurchased during the second quarter of 2015.

Subsequent Events

As of July 26, 2015, Changyou had repurchased 1,364,846 Changyou ADSs under the share repurchase program at an aggregate cost of US$ 35 million. 557,600 ADSs were repurchased during the third quarter of 2015.

Business Outlook

For the third quarter of 2015, Changyou expects:

Total revenues to be between US$172 million and US$182 million, including online game revenues of US$135 million to US$145 million;

Non-GAAP net income attributable to Changyou.com Limited to be between US$35 million and US$40 million;

Non-GAAP fully diluted income attributable to Changyou.com Limited per ADS to be between US$0.64 and US$0.73;

Assuming no new grants of share-based awards, share-based compensation expense to be between US$8.5 million and US$9.0 million, reducing the fully diluted income attributable to Changyou.com Limited per ADS by US$0.15 to US$0.16.

Non-GAAP Disclosure

Revision of Non-GAAP Reporting

Prior to 2014 Q4, the Company’s determined its non-GAAP results excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

(6)	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, and current and non-current restricted time deposits, minus short-term and long-term bank loans.

In 2014 Q4, we reassessed our definition of non-GAAP to better reflect the economic substance and performance of the Company. With the consideration that goodwill impairment and impairment of intangibles via acquisitions of businesses can be an indicator of the economic substance of the acquired businesses, we revised the definition of non-GAAP that we use, and excluded only compensation expense of share-based awards, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from adjustments of contingent consideration previously recorded for acquisitions.

Our 2015 Q2 results are presented using this revised definition of non-GAAP.

Revised Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s efforts in building and monetizing its platform business will not be successful; the possibility that Changyou’s investment in the Dolphin Browser will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 2, 2015, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, July 27, 2015 (7 p.m. Beijing/Hong Kong, July 27, 2015).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on July 27, 2015 through August 3, 2015. The dial-in details for the telephone replay are:

International:	+1-866-846-0868
Passcode:	2058056

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games , such as Tian Long Ba Bu (“TLBB”), one of the most popular massively multi-player online (“MMO”) games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker
Christensen
Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014

Revenues:
Online game	$172,350	$184,994	$153,877
Online advertising	15,143	9,636	14,732
IVAS	6,270	5,919	4,833
Others	8,391	8,148	4,339

Total revenues	202,154	208,697	177,781

Cost of revenues:
Online game (includes share-based compensation expense of $43, $44 and $17 respectively)	43,929	49,486	30,262
Online advertising	3,232	3,446	3,617
IVAS	5,384	6,125	5,184
Others	7,132	6,554	4,473

Total cost of revenues	59,677	65,611	43,536

Gross profit	142,477	143,086	134,245

Operating expenses:
Product development (includes share-based compensation expense of $2,194, $1,035 and $64 respectively)	41,952	45,255	49,041
Sales and marketing (includes share-based compensation expense of $268, $(18) and $13 respectively)	33,091	21,889	69,400
General and administrative (includes share-based compensation expense of $4,586, $2,843 and $364 respectively)	22,367	23,397	22,816

Total operating expenses	97,410	90,541	141,257

Operating profit/(loss)	45,067	52,545	(7,012)

Interest income	4,095	3,638	5,742
Foreign currency exchange (loss) / gain	(160)	(184)	151
Other income	1,905	3,438	434

Income/ (Loss) before income tax expense	50,907	59,437	(685)
Income tax (expense)/benefits	(7,509)	(12,445)	2,192

Net income	43,398	46,992	1,507
Less: Net loss attributable to non-controlling interests	(1,515)	(1,296)	(387)

Net income attributable to Changyou.com Limited	$44,913	$48,288	$1,894

Basic net income per ADS attributable to Changyou.com Limited	$0.85	$0.92	$0.04

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,706	52,738	52,872

Diluted net income per ADS attributable to Changyou.com Limited	$0.84	$0.91	$0.04

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,264	53,025	52,941

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2015	As of Dec. 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$354,270	$220,794
Accounts receivable, net	85,789	77,969
Short-term investments	197,086	191,577
Restricted time deposits	250,866	282,186
Deferred tax assets	2,597	4,918
Prepaid and other current assets	146,330	29,927
Assets held for sale	151,545	0

Total current assets	1,188,483	807,371

Non-current assets:
Fixed assets, net	232,509	243,837
Goodwill	149,382	258,997
Intangible assets, net	43,350	68,276
Restricted time deposits	135,376	135,256
Deferred tax assets	14,361	18,704
Other assets, net	17,645	15,524

Total non-current assets	592,623	740,594

TOTAL ASSETS	$1,781,106	$1,547,965

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$51,676	$39,178
Accounts payable and accrued liabilities	271,430	138,507
Short-term bank loans	25,500	25,500
Tax payables	7,709	18,471
Deferred tax liabilities	24,229	22,356
Current contingent consideration	2,045	3,935
Liabilities held for sale	2,779	0

Total current liabilities	385,368	247,947

Long-term liabilities:
Long-term bank loans	344,500	344,500
Long-term contingent consideration	0	1,929
Long-term deferred tax liabilities	4,500	5,748
Long-term accounts payable	2,031	5,143

Total long-term liabilities	351,031	357,320

Total liabilities	736,399	605,267
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	995,606	890,388
Non-controlling interests	49,101	52,310

Total shareholders’ equity	1,044,707	942,698

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,781,106	$1,547,965

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$128,421	43	128,464
Online advertising gross profit	11,911	0	11,911
IVAS gross profit	886	0	886
Other gross profit	1,259	0	1,259

Gross profit	$142,477	43	142,520

Gross margin	70%		71%

Operating profit	$45,067	7,091	52,158

Operating margin	22%		26%

Net income	$43,398	7,091	50,489

Net income attributable to Changyou.com Limited	$44,913	7,072	51,985

Net margin attributable to Changyou.com Limited	22%		26%

Diluted net income attributable to Changyou.com Limited per ADS	$0.84		0.95

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,264		54,989

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

11 of 13

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2015
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$135,508	44	135,552
Online advertising gross profit	6,190	0	6,190
IVAS gross (loss)	(206)	0	(206)
Other gross profit	1,594	0	1,594

Gross profit	$143,086	44	143,130

Gross margin	69%		69%

Operating profit	$52,545	3,904	56,449

Operating margin	25%		27%

Net income	$46,992	3,904	50,896

Net income attributable to Changyou.com Limited	$48,288	3,885	52,173

Net margin attributable to Changyou.com Limited	23%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.91		0.97

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,025		54,046

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$123,615	17	123,632
Online advertising gross profit	11,115	0	11,115
IVAS gross (loss)	(351)	0	(351)
Other gross (loss)	(134)	0	(134)

Gross profit	$134,245	17	134,262

Gross margin	76%		76%

Operating (loss)	$(7,012)	458	(6,554)

Operating margin	(4%)		(4%)

Net income	$1,507	458	1,965

Net income attributable to Changyou.com Limited	$1,894	458	2,352

Net margin attributable to Changyou.com Limited	1%		1%

Diluted net income per ADS attributable to Changyou.com Limited	$0.04		0.04

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,941		53,049

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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